NEW WHALE INC.

1241 East Main Street, Stamford, Connecticut 06902

August 21, 2023

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Donald Fields and Alyssa Wall

Re:	New Whale Inc. and World Wrestling Entertainment, Inc.

Registration Statement on Form S-4

File Nos. 333-271893 and 333-271893-01

Request for Effectiveness

Dear Mr. Fields and Ms. Wall:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) filed by New Whale Inc. and World Wrestling Entertainment, Inc. (the “Companies”) with the U.S. Securities and Exchange Commission (the “Commission”) on May 12, 2023, as amended on June 23, 2023 and August 10, 2023, be accelerated to August 22, 2023 at 9:00 a.m. Eastern Time or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Companies of their awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Kyle Seifried of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3220.

*****

Very truly yours,

By:	/s/ Frank A. Riddick III
Name: Frank A. Riddick III Title: Director, President and Chief Financial Officer